

December 11, 2025

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MX2 LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MX2 LLC ("MX2"), and in connection with the MX2 Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C (updated to provide the current Directors of MEMX Holdings LLC and MEMX LLC)
- Exhibit J (updated to provide the current Directors of MX2 LLC)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J to MX2's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/11/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: **MX2 LLC**

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179

   25004956

4. Provide the applicant's business telephone and facsimile number:
   833-415-6300

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner   **Chief Executive Officer**   **551-370-1001**

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MX2 LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179

7. Provide the date applicant's fiscal year ends: **December 31**

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): **06/01/23**   (b) State/Country of formation: **Delaware/United States**

   (c) Statute under which applicant was organized: **Delaware Limited Liability Company Act**

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: **12/11/25**   MX2 LLC
(MM/DD/YY)   (Name of applicant)

By: _____   Anders Franzon, General Counsel
(Signature)   (Printed Name and Title)

Subscribed and sworn before me this **11** day of **December**, **2025** by **Lauren Strathman**
(Month) (Year)   (Notary Public)

My Commission expires **12/01/2027** County of **Johnson** State of **Kansas**

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

LAUREN MALLORY STRATHMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Expires
12/01/2027

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
   Address: 382 NE 191ˢᵗ St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 100% of the equity of MX2 LLC, 99.5% of the equity of MEMX LLC, 99.5% of the equity of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of the equity of MEMX LLC and 0.5% of the equity of MEMX Execution Services LLC), 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	Director Name	Alternate Director Name
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Juinn Ho
Citadel Securities Principal Investments LLC	Jamil Nazarali	John Fischer
Citicorp North America, Inc.	Michael Masone	Siris Singh

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Jason Epstein
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Lily McInerney	Alex Gorodetsky
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Steve Cavoli	Joseph Molluso
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O'Brien

Observers of MEMX Holdings LLC

None

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date
Chief Executive Officer	Jonathan Kellner	2/27/2019
Chief Financial Officer	Ishaan Acharya	7/7/2025
Chief Information Officer	Dominick Paniscotti	4/4/2024
Chief Operating Officer	Quito Zuba	4/4/2024
Chief Technology Officer	Dominick Paniscotti	6/3/2019
General Counsel and Secretary	Anders Franzon	7/1/2019
Chief People Officer	Kerry Katz	11/14/2022

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
TBD

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

TBD, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Steve Cavoli
Jamil Nazarali
Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Inessa Even
Liam Smith
Andrew Upward

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Lily McInerney
Derrick Chan
Jessica D'Alton
Jason Epstein
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX Holdings LLC:

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane
Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad

(7) Strategy Committee of MEMX Holdings LLC

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Jamil Nazarali
Christopher Larkin
Brian Nigito
John Fischer
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-4 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-5 is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019, as supplemented by certain October 2019 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191ˢᵗ St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services associated with the operation of national securities exchanges and other trading platforms, such as matching engine services across various asset classes, to MEMX LLC and third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis and also expects to provide technology and services to MX2 LLC. Services included may include development services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-6 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018, and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-7 is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

member is MEMX Holdings LLC.   The following persons are the officers of MEMX
Technologies LLC:

Jonathan Kellner (Chief Executive Officer)
Anders Franzon (General Counsel and Secretary)
Dominick Paniscotti (Chief Information Officer and Chief Technology Officer)
Quito Zuba (Chief Operating Officer)
Jamie Voto (Chief Information Security Officer)

10. *An indication of whether such business or organization ceased to be associated with the
applicant during the previous year, and a brief statement of the reasons for termination of the
association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present
form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019.

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds
99.5% of the equity of MEMX Execution Services LLC, and 100% of the equity of MX2 LLC.
In addition, MEMX Holdings directly holds 100% of the equity of MEMX SubCo LLC, which
directly holds 0.5% of the equity of MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC is registered with
the Commission as a broker-dealer and is a member of FINRA. MEMX Execution Services LLC
acts as the routing broker for MEMX LLC, and will act as the routing broker for MX2 LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as
Exhibit C-8 is the Certificate of Formation of MEMX Execution Services LLC dated May 7,
2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-9 is
the First Amended and Restated Limited Liability Company Agreement of MEMX Execution
Services LLC dated May 19, 2020. Attached as Exhibit C-10 is the proposed Second Amended
and Restated Limited Liability Company Agreement of MEMX Execution Services LLC, which
will be adopted shortly before the launch of the Exchange.

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Megan Sauerwine (Controller and FINOP)
Quito Zuba (Chief Operating Officer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-11</u> is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-12</u> is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

<u>Officers of MEMX Digital Assets LLC</u>

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
Ishaan Acharya (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Labs LLC

1. *Name*: MEMX Labs LLC
    Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023. MEMX Labs LLC was dormant until the adoption of the MEMX Labs Limited Liability Company agreement executed September 17, 2024.

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC). Such intellectual property relates to and may be used in the business and operations of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX

Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-13</u> is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as <u>Exhibit C-14</u> is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Labs LLC.

<u>Officers of MEMX Labs LLC</u>

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
Ishaan Acharya (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC

1. *Name:* MEMX LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018, and amended and restated on January 22, 2019.

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX LLC.

5. *Brief description of business or functions:* MEMX LLC operates as a national securities exchange registered with the Commission pursuant to Section 6(a) of the Securities Exchange

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

Act of 1934. MEMX LLC currently functions in the same manner with respect to its equity market as is proposed for the operation of MX2 LLC, and MEMX LLC also operates an equity options market. The pricing for access to and use of MEMX LLC and the pricing for access to and use of MX2 LLC will differ. Other features of MEMX LLC and MX2 LLC may differ in the future, subject to necessary rule filings with the Commission.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:*   The Exchange maintains the current Certificate of Formation of MEMX LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Amended and Restated Limited Liability Company Agreement of MEMX LLC, including all amendments, at https://info.memxtrading.com/governance/. The Exchange maintains the current Rulebook of MEMX LLC at https://info.memxtrading.com/regulation/memx-rules/. These documents are accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors of MEMX LLC

The following persons are the directors of MEMX LLC:

TBD*
Erica Attonito
TBD*
Barry Hochhauser
Jonathan Kellner
Deana Korby
Faris Matalka
Montes Piard
Hal Scott
Amy Wong

*The Exchange is currently evaluating candidates for this position.

Observers of MEMX LLC
None

Officers of MEMX LLC

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

The following persons are the officers of MEMX LLC:

Ishaan Acharya (Chief Financial Officer)
Anders Franzon (General Counsel and Secretary)
Kerry Katz (Chief People Officer)
Jonathan Kellner (Chief Executive Officer)
Dominick Paniscotti (Chief Information Officer & Chief Technology Officer)
Crystal Reilly (Chief Risk Officer)
Adam Schwartz (Chief Regulatory Officer)
Lauren Strathman (Chief Compliance Officer)
Jamie Voto (Chief Information Security Officer)
Quito Zuba (Chief Operating Officer)

Committees of MEMX LLC

The committees of MEMX LLC are listed below.

(1) Appeals Committee of MEMX LLC

The following Directors are members of the Appeals Committee of MEMX LLC:

TBD*
Barry Hochhauser
Deana Korby

*The Exchange is currently evaluating candidates for the position of Member Representative Director.

(2) Nominating Committee of MEMX LLC

The following persons are members of the Nominating Committee of MEMX LLC:

Dan Weingarten
Diana Didia
Kenneth Grossfield

(3) Member Nominating Committee of MEMX LLC

The following persons are members of the Member Nominating Committee of MEMX LLC:

Michael Kamph
Matthew Healey
Brian Suth

(4) Regulatory Oversight Committee of MEMX LLC

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

The following Directors are members of the Regulatory Oversight Committee of MEMX LLC:

Hal Scott
Montes Piard
Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Directors of MX2 LLC

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

Prior to the commencement of the operations of the Exchange, MEMX Holdings LLC will elect directors in accordance with the MX2 Amended and Restated LLC Agreement and the MEMX Holdings LLC Amended and Restated LLC Agreement, to serve as initial directors of the Exchange. The procedures outlined in Section 7.4 of the MX2 Amended and Restated Limited Liability Company Agreement shall be followed in order to elect Member Representative Directors..The Nominating Committee shall nominate those persons whose names have been approved and submitted by the Member Nominating Committee as Member Representative Directors pursuant to the provisions of Section 7.4 of the MX2 LLC Amended and Restated

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

Limited Liability Company Agreement. The following persons listed below are the initial directors of MX2 LLC.

Name	Classification	Commencement Date	Title/Business
TBD*	Member Representative	TBD*	TBD*
Erica Attonito	Member Representative	April 28, 2025	Head of Sales, Business Development, Hudson River Trading
TBD*	Industry/ Investor	TBD*	TBD*
Barry Hochhauser	Non-Industry/ Independent	April 28, 2025	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Jonathan Kellner	Industry/ CEO	April 28, 2025	CEO, MX2 LLC
Deana Korby	Non-Industry/ Independent	April 28, 2025	Vice President Finance, Investor Relations, IBM Corporation
Faris Matalka	Industry/ Investor	April 28, 2025	Managing Director, Trading Operations, Charles Schwab & Co.
Montes Piard	Non-Industry/ Independent	April 28, 2025	Fund Chief Financial Officer, The Vistria Group
Hal Scott	Non-Industry/ Independent	April 28, 2025	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	April 28, 2025	Retired; Former Chief Operating Officer, PDT Partners

The Exchange is currently evaluating candidates for this position.

The following persons have served as directors of MX2 LLC but no longer serve on the Board:

Name	Classification	Commencement Date - Termination Date	Title/Business

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

Arianne Adams	Member Representative	April 28, 2025 – July 17, 2025	Chief Strategy Officer, Webull Financial
Matthew Brennan	Industry/Investor	April 28, 2025 – December 3, 2025	Head of U.S. ETF Secondary Market Trading, BlackRock

Officers of MX2 LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	May 5, 2025	
Chief Compliance Officer	Lauren Strathman	May 5, 2025	
Chief Financial Officer	Ishaan Acharya	July 7, 2025	
Chief Information Officer	Dominick Paniscotti	May 5, 2025	
Chief Operating Officer	Quito Zuba	May 5, 2025	
Chief Regulatory Officer	Adam Schwartz	May 5, 2025	
Chief Risk Officer	Crystal Reilly	May 5, 2025	
Chief Technology Officer	Dominick Paniscotti	May 5, 2025	
Chief People Officer	Kerry Katz	May 5, 2025	
General Counsel and Secretary	Anders Franzon	May 5, 2025	
Chief Information Security Officer	Jamie Voto	May 5, 2025	

Committees of MX2 LLC

The Exchange's current committees are listed below.

Appeals Committee of MX2 LLC

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

Name	Classification	Commencement Date	Title/Business
TBD*	Member Representative	TBD*	TBD*
Deana Korby	Non-Industry/ Independent	May 5, 2025	Vice President Finance, Investor Relations, IBM Corporation
Barry Hochhauser	Non-Industry/ Independent	May 5, 2025	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA

The Exchange is currently evaluating candidates for this position.

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 5, 2025	Managing Director, Equities Prime Services / Correspondent Clearing, Oppenheimer & Co. Inc.
Diana Didia	Non-Industry/ Independent	May 5, 2025	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 5, 2025	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business
Michael Kamph	Member Representative	June 12, 2025	Managing Director, Head of Broker Dealer and Options Execution, Instinet
Brian Suth	Member Representative	May 5, 2025	Head of Electronic Trading, Evercore
Matthew Healey	Member Representative	May 5, 2025	Head of Equities, Webull Financial

MX2 LLC
Date of Filing/Accurate as of: December 11, 2025

Regulatory Oversight Committee

Name	Classification	Commencement Date	Title/Business
Montes Piard	Non-Industry/ Independent	May 5, 2025	Fund Chief Financial Officer, The Vistria Group
Amy Wong	Non-Industry/ Independent	May 5, 2025	Retired; Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	May 5, 2025	Emeritus Nomura Professor of International Financial Systems, Harvard Law School